

Mail Stop 3561

March 15, 2018

Kao Lee
President and Chief Executive Officer
SecureTech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville, MN 55113

> **Re: SecureTech Innovations, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2018**
> **File No. 333-223078**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. We note that you have provided the per share net proceeds. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling security holders will receive in this offering assuming all of the shares are sold at the offering price.

Prospectus Summary, page 5

2. We note your statement that you believe Top Kontrol is "the most advanced anti-theft and personal safety automobile device of its kind currently available." Please expand here and in all applicable places in the document to disclose the nature of the Top Kontrol

device, such as how it is installed and how it works. Please also better explain the basis for your belief that it is the "most advanced" of its kind currently available. In this regard, we note that on page 25 you compare Top Kontrol to Viper and LoJack. As each of Viper and LoJack offer multiple products with multiple features, please clarify to which of their products you are referring in making the comparison to Top Kontrol.

3. Please tell us if you have any relationship with the Top Kontrol device found at the following website: http://www.tkdevice.com/.

4. We note your statements in this filing that you manufacture your products in the United States using third-party contract manufacturers. Please clarify here and in all other applicable places in the document if you have produced any Top Kontrol devices to date and if so, how and where you are selling them.

5. Please expand here and in all applicable places in the document to better explain the "additional personal and automobile security and safety products currently under development." Disclose the nature of these other products and the stage of development they are in. In this regard, we note your statement on page 26 that you have not incurred any research or development expenditures since your inception on March 2, 2017.

All of our officers and directors have other significant outside business interests, page 11

6. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.

OTCQB Considerations, page 19

7. Please tell us the basis for your belief that "after this registration statement is declared effective, market makers will enter 'piggyback' quotes and [y]our securities will thereafter trade on the OTCQB."

Management's Discussion and Analysis or Plan of Operation, page 21

8. Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities.

Security Ownership of Certain Beneficial Owners and Management, page 32

9. The disclosure in this section reflects ownership as of December 31, 2017. Please update the information to reflect the most recent practicable date. Please also provide the address of each beneficial owner. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions and Corporate Governance, page 34

10. We note from your disclosure on page 26 that you entered into a licensing agreement
with a related party named Shongkawh, LLC, which according to your disclosure on page
28 is a research and development firm that Mr. Lee serves as President and Chief
Executive Officer and Mr. Vang serves as director. Please tell us what consideration you
have given to providing related party disclosure regarding this agreement and the
anticipated royalty payments pursuant to Item 404 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

11. Please be advised that your auditor's report does not comply with the new auditor
reporting standard. Please include an auditor's report which meets requirements as
outlined in AS 3101 effective for audits of fiscal years ending on or after December 15,
2017.

Exhibit 5.1

12. Please have counsel revise the opening paragraph of the opinion to reflect that you are a
Wyoming corporation and not a Colorado Corporation or advise.

13. Please have counsel revise the third paragraph of the opinion to reflect that you are
registering an offering of 14,003,000 shares of common stock. This paragraph currently
references the issuance of 3,500,000 shares and 13,834,500 shares being offered by 14
shareholders.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Patrick Kuhn at 202-551-3308 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure